Exhibit 99.1

Tricon Announces 2022 GRESB Results, Showcasing Leadership in Sustainability Initiatives

TORONTO--(BUSINESS WIRE)--October 24, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, is pleased to announce it has improved its ratings in the 2022 Global Real Estate Sustainability Benchmark (“GRESB”) Real Estate Assessment and has been recognized as a peer group leader in multiple categories.

Tricon’s overall GRESB rating improved by 24 percent relative to its inaugural 2021 performance. The Company earned a perfect score under the management component, which covers ESG leadership, policies, reporting, risk management and stakeholder engagement, reflecting a 25 percent score improvement from the prior year. Tricon also outperformed the GRESB average and its peer group under the development benchmark, which encompasses its Toronto-based multi-family portfolio. The portfolio earned a score of 92/100 as well as a Green Star designation that reflects a nearly 40 percent improvement relative to last year’s inaugural submission.

“I am proud to share our improved annual GRESB ratings, which showcase our commitment to a range of sustainability initiatives that are taking our ESG program to new heights,” said Gary Berman, President & CEO of Tricon Residential. “Pursuing net-zero rental communities, self-governing on rent increases, offering down payment assistance to our residents, and supporting diversity, inclusion and belonging within our organization are but a few of the many impactful steps we are taking to make the world a better place, and we are pleased to see our GRESB ratings reflect the measurable progress we are making towards our goals.”

Recognized by the financial market and investors as the global standard for measuring real estate sustainability performance, GRESB collects, validates, scores and benchmarks ESG data self-reported by participants by evaluating management practices and asset-level performance. The GRESB Assessments are guided by what investors and the industry consider to be material issues in the sustainability performance of asset investments and are aligned with international reporting frameworks, standards and emerging regulations.

Tricon will identify strengths and opportunities resulting from the assessment and set objectives for the coming year and beyond, with the goal of continually improving its overall GRESB scores. Additional details about Tricon’s ESG goals and progress, in addition to our 2021 ESG Report, can be found in the Sustainability section of Tricon’s website at www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 34,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Investors

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com

Media

Tara Tucker
Vice President, Communications

Email: mediarelations@triconresidential.com